

February 22, 2022

Yoann Delwarde
Chief Executive Officer
Embrace Change Acquisition Corp.
5186 Carroll Canyon Rd
San Diego, CA 92121

> **Re: Embrace Change Acquisition Corp.**
> **Amendment No. 3 Registration Statement on Form S-1**
> **Filed on December 30, 2021**
> **File No. 333-258221**

Dear Mr. Delwarde:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed December 30, 2021

Cover Page

1. We note your response to comment 1 and your amended disclosure that you will not consider or undertake a business combination with an entity or business "with its principal or a majority of its business operations (either directly or through any subsidiaries)" in the PRC, including Hong Kong and Macau. The language leaves open the possibility that you could undertake an initial business combination in circumstances where you are the counterparty to a VIE or other arrangement with a China-based entity. Please revise your disclosure in response to our prior comments if you retain the option of undertaking an

initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau) or, alternatively, revise to clearly specify the carve out.

 You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso